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SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

30/F, TOWER 2

CHINA WORLD TRADE CENTER

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

November 18, 2010

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel, Assistant Director

Ms. Celeste Murphy, Legal Branch Chief

Mr. John Zitko, Staff Attorney

Ms. Cicely LaMothe, Branch Chief

Mr. Wilson Lee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                             SYSWIN Inc.

Amendment No. 3 to Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Zitko, Ms. LaMothe and Mr. Lee:

On behalf of our client, SYSWIN Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 3 to the registration statement on Form F-1 (the “Registration Statement”). For your reference, we will deliver to you five courtesy copies of the Registration Statement marked to show changes to the last registration statement filed with the Securities and Exchange Commission on November 10, 2010. The Company confirms that the only substantive changes made to Amendment No. 3 to the Registration Statement were those proposed changes submitted to the Staff in the Company’s response letter dated November 17, 2010. In addition, the Company made certain clean-up changes in the F-pages of the Registration Statement, and hereby encloses the relevant page containing such changes as Annex I.

*              *              *

If you need additional copies or have any questions regarding the Registration Statement, please contact the undersigned by phone at +8610-6535-5599 (work) or +86-135-0138-5907 (mobile) or via e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter Huang

Peter Huang

Enclosures

cc:                                Liangsheng Chen, Chief Executive Officer, SYSWIN Inc.

Kai Li, Chief Financial Officer, SYSWIN Inc.

Xiaoling Hu, Managing Director, CDH Investments

Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Alan Seem, Partner, Shearman & Sterling LLP